1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WENDY ROBBINS FOX wendy.fox@dechert.com +1 202 261 3390 Direct +1 202 261 3090 Fax

January 27, 2006

Christian T. Sandoe, Esq.

Senior Counsel

Securities and Exchange Commission

901 E Street, N.W.

9th Floor

Washington, D.C. 20004

Re:	Aberdeen Global Income Fund, Inc. (“Fund”)

Dear Mr. Sandoe:

This letter responds to the staff’s comments conveyed by you during a telephonic discussion with me on January 23, 2006 with respect to the Fund’s preliminary proxy statement filed with the Securities and Exchange Commission (“Commission”) on January 13, 2006 in connection with the Fund’s 2006 Annual Meeting of Stockholders. Our summaries of the staff’s comments, and our responses thereto, are provided below.

1. Comment. Please reorganize Proposal 3 to indicate, at the beginning of the discussion, which of the proposed changes to the Fund’s investment policies are “fundamental,” requiring stockholder approval prior to their adoption. Separately indicate any related changes to the Fund’s non-fundamental investment policies which do not require stockholder approval prior to their adoption. Each fundamental policy which is proposed to be amended must be presented as a separate proposal to be voted upon by stockholders.

Response. The requested revisions have been made. There are two proposed changes to the Fund’s fundamental policies: (i) amendment of the Fund’s principal investment objective; and (ii) amendment of the Fund’s fundamental investment policies with respect to the credit quality of the Fund’s investments. Each of such amendments is being presented as a separate proposal. None of the other changes to the Fund’s investment policies described in the proxy statement affects a fundamental policy of the Fund. A revised copy of Proposal 3, marked to indicate changes from the preliminary proxy statement, is annexed to this letter.

2. Comment. Please move the discussion with respect to the Investment Manager and Investment Adviser, appearing on page 25 of the proxy statement under the heading “Further Information about the Agreements,” to the discussion under the heading “Proposals 5(A) and 5(B): Amendment of Management Agreement and Investment Advisory Agreement.”

Boston Charlotte Harrisburg Hartford New York Newport Beach Palo Alto Philadelphia Princeton San Francisco Washington DC

Brussels Frankfurt London Luxembourg Munich Paris

Christian T. Sandoe, Esq. January 27, 2006 Page 2

Response. The requested revision has been made. The discussion has been moved to page 18 of the proxy statement, under the heading “Proposals 5(A) and 5(B): Amendment of Management Agreement and Investment Advisory Agreement.”

3. Comment. The proxy statement indicates on pages 20 and 21, that under the current fee structure and the proposed new fee structure for the Management Agreement and the Investment Advisory Agreement, fees are payable on the first business day of each calendar month. Please confirm that these fees represent payment in arrears.

Response. The Fund confirms that fees payable under the Agreements are payable in arrears. No change is required to the proxy statement.

4. Comment. Although not required by the proxy rules, please indicate any expectations that the Fund currently has with respect to the amount of leverage that it may seek to obtain through borrowing.

Response. Stockholders are being asked to approve a proposal to amend the Fund’s current fundamental investment restriction regarding borrowing in order to take advantage of current law and interpretative guidance and to increase the investment flexibility of the Fund, by permitting the Fund to borrow to the fullest extent permitted by the 1940 Act. The Board of Directors has not yet been asked to consider any specific proposals with respect to the amount or timing of borrowing. Accordingly, the Fund has no current expectations about amounts it may seek to borrow or the potential timing of any such borrowing.

5. Comment. In the discussion under the heading “Effect of Proposed Change in Fee Structure on Fees to be Paid” appearing on page 21 of the proxy statement, please delete the words “and thus, as a per share cost” at the end of such discussion.

Response. The requested change has been made.

6(a). Comment. Under the heading “Considerations in Approving Renewal of the Agreements” on pages 21 – 23 of the proxy statement, please discuss separately the consideration of the renewal of the Management Agreement and the Investment Advisory Agreement.

Response. Given the fact that: (i) all management fees payable by the Fund are payable only to the Investment Manager, and the Investment Manager pays a portion of those fees to the Investment Adviser, an affiliated entity which is under common ownership by Aberdeen Asset Management PLC; and (ii) the Investment Manager and the Investment Adviser use a team approach to the making of investment decisions, the Board of Directors did not separately consider the renewal of the Management Agreement and the Investment Advisory Agreement,

Christian T. Sandoe, Esq. January 27, 2006 Page 3

but rather viewed the Investment Manager and the Investment Adviser as providers of a unified service. However, the Board was provided, and did consider, information as to the services provided by each of the Investment Manager and the Investment Adviser, the fees payable by the Fund to the Investment Manager and by the Investment Manager to the Investment Adviser, and certain pro forma estimates as to the profitability of each in respect of their services to the Fund. The Board’s consideration of investment performance, expenses and economies of scale was focused at the Fund level without any separate attribution of those factors to the Investment Manager and the Investment Adviser given the impracticalities inherent in attempting any such attribution. Disclosure to this effect has been included on pages 23 – 24 of the proxy statement [page 22 of the preliminary proxy statement].

6(b). Comment. In the second bullet point on page 22 of the proxy statement, under the heading “Considerations in Approving Renewal of the Agreements,” please discuss the nature and extent of the services provided by the Investment Adviser.

Response. The proxy statement indicates, on page 23 [page 24 of the preliminary proxy statement] under the heading “The Investment Advisory Agreement,” that such Agreement provides that the Investment Adviser will: (i) make recommendations to the Investment Manager as to the overall structure of the Fund’s portfolio, including asset allocation advice and general advice on investment strategy relating to the Fund’s overall investment objectives, and (ii) make recommendations to the Investment Manager as to specific portfolio securities to be purchased, retained or sold by the Fund, and provide or obtain related research and statistical data. As indicated in response to comment 6(a), the Investment Manager and the Investment Adviser use a team approach to the making of investment decisions. The second bullet point on page 24 [page 22 of the preliminary proxy statement] has been modified to include a cross-reference to the description of the services provided by the Investment Manager and Investment Adviser appearing elsewhere in the proxy statement. Furthermore, the proxy statement has been modified to specifically indicate that the Board was provided, and did consider, information as to the services provided by each of the Investment Manager and the Investment Adviser.

7. Comment. Please explain why the changes to the Fund’s Articles of Amendment and Restatement (“Articles”) are being presented to stockholders for approval as a single proposal.

Response. Pursuant to a Dear Registrant letter issued by the Division of Investment Management, Disclosure and Procedural Developments since February 25, 1994 (pub. avail. Feb. 3, 1995), ministerial proposals involving editorial or non-substantive changes to a fund document may be submitted and voted upon together in fund proxies. The Fund believes that the changes to the Fund’s Articles of Amendment and Restatement being proposed to stockholders fit in this exception to the staff’s general view that proxy proposals should not be bundled.

Christian T. Sandoe, Esq. January 27, 2006 Page 4

The Tandy representations requested will be separately furnished, with the filing of the Fund’s definitive proxy statement.

We believe that these responses address all of your comments. Please feel free to call me at 202-261-3390, if you have any further comments or questions with respect to the proxy statement.

Very truly yours,

/s/

Wendy Robbins Fox

PROPOSAL 3: AMENDMENT OF THE FUND’S INVESTMENT OBJECTIVE AND INVESTMENT POLICIES

At a meeting of the Board held on December 13, 2005, the Fund’s Investment Manager and Investment Adviser proposed that the Fund’s principal investment objective, investment policies and investment restrictions be amended to enable the Fund to attain global diversification and broader opportunities for higher yields.

Changes to Fundamental Policies of the Fund

The Investment Manager and Investment Adviser’s proposal included the following two changes to the Fund’s fundamental policies, which require stockholder approval prior to their adoption:

~~1. The~~3(A)	Amending the Fund’s principal investment objective ~~would be amended~~ to allow ~~it~~ the Fund to invest in fixed income securities, regardless of whether such securities are denominated in “Commonwealth Currencies” (the Australian Dollar, the Canadian Dollar, the New Zealand Dollar, the Pound Sterling or any successor currency). Currently, the Fund’s investment objective is “to provide high current income by investing primarily in fixed-income securities denominated in the Commonwealth Currencies.” References to Commonwealth Currencies are legacies of ~~theFund~~the Fund’s prior name “The First Commonwealth ~~Income~~ Fund, Inc.”; removing such references from the Fund’s investment objective will allow the Fund greater flexibility in the selection of its assets and allow it to pursue “high current income” from issuers anywhere in the world. This amendment forms the basis for Proposal 3(A).

3(B)	Amending the Fund’s current investment policies with respect to the credit quality of the Fund’s investments. In order to allow the Fund greater access to higher yield investments, the Investment Manager and Investment Adviser have proposed that the minimum market value weighted average credit quality of the Fund’s investments (or the issuers of those investments) be rated not less than Baa2 (currently A2) by Moody’s Investors Service (“Moody’s”), or BBB (currently A) by Standard & Poor’s Ratings Group (“S&P”), or comparably rated by another appropriate nationally or internationally recognized rating agency, or, if unrated, judged by the Investment Manager to be of equivalent quality. Up to 40% of the Fund’s investments (or the issuers of those investments) would be permitted to be rated below investment grade at the time of investment; that is, rated below Baa3 by Moody’s or BBB– by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or if unrated, judged by the Investment Manager to be of equivalent quality. This would allow the Fund greater flexibility to choose high-yield investments while maintaining an investment grade average credit quality. The Investment Manager and Investment Adviser have also proposed to make “non-fundamental” those sections of the investment policies relating to the credit quality of the Fund’s investments. See Proposal 3(B).

Both Proposal 3(A) and Proposal 3(B) require separate stockholder votes. If Proposal 3(A) is approved but Proposal 3(B) is not, then Proposal 3(A) will be implemented and Proposal 3(B) will not. Similarly, if Proposal 3(B) is approved but Proposal 3(A) is not, then Proposal 3(B) will be implemented and Proposal 3(A) will not.

Related Changes to the Investment Policies and Investment Restrictions of the Fund Approved by the Board

In addition to the proposed amendments to the Fund’s principal investment objective and the Fund’s policy with respect to the credit quality of its investments, both of which are considered fundamental policies of the Fund, set forth in Proposals 3(A) and 3(B), the Board has approved a number of other amendments to the Fund’s investment policies which were proposed by the Investment Manager and Investment Adviser at the December 13, 2005 meeting. However, these changes will not be implemented unless stockholders approve Proposal 3(A) and the proposed concentration policy for the Fund described in Proposal 4(B). The amendments to the Fund’s non-fundamental investment policies approved by the Board do not require stockholder approval prior to their adoption and are described below.

If stockholders approve Proposal 3(A) and Proposal 4(B), the following changes to the Fund’s investment policies would be implemented:

~~2.~~	a. In light of the proposal to remove the reference to the Commonwealth Currencies in the Fund’s principal investment objective, the Fund would no longer be subject to the limitation with respect to the use of derivatives to hedge the currency risk associated with the Commonwealth Currencies.

~~3.~~

b. In place of investment limits on issuers from non-Commonwealth countries, the Fund’s investments would be classified in three new categories~~.~~ : Developed Markets, Investment Grade Developing Markets and Sub-Investment Grade Developing Markets. “Developed Markets” are those countries contained in the Citigroup World Government Bond Index, Luxembourg and the Hong Kong Special Administrative Region. As of December 31, 2005, securities of the following countries comprised the Citigroup World Government Bond Index: the United States, Canada, Australia, Japan, Singapore,

Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal, Spain, Denmark, Norway, Poland, Sweden, Switzerland, the United Kingdom and New Zealand. “Investment Grade Developing Markets” are those countries whose sovereign debt is rated not less than Baa3 by Moody’s or BBB- by S&P. “Sub-Investment Grade Developing Markets” are those countries that are not Developed Markets or Investment Grade Developing Markets. These classifications are flexible and may be amended to take into account the dynamic positions of countries within the global economy.

c.	Under normal circumstances, at least 60% of the Fund’s total assets would be invested in a portfolio of fixed income securities from issuers in Developed Markets or Investment Grade Developing Markets, whether or not denominated in the currency of such country; provided, however, that the Fund will invest at least 40% of its total assets in fixed income securities of issuers in Developed Markets. The Fund may only invest up to 40% of its total assets in fixed income securities of issuers in Sub-Investment Grade Developing Markets, whether or not denominated in the currency of such country. These new classifications permit the Fund to pursue attractive investment opportunities, wherever issued, but ensure that a significant portion of the Fund’s assets would remain in Developed Markets and Investment Grade Developing Markets.

~~4. “Developed Markets” are those countries contained in the Citigroup World Government Bond Index, Luxembourg and the Hong Kong Special Administrative Region. As of November 30, 2005, securities of the following countries comprised the Citigroup World Government Bond Index: the United States, Canada, Australia, Japan, Singapore, Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal, Spain, Denmark, Norway, Poland, Sweden, Switzerland, the United Kingdom and New Zealand. “Investment Grade Developing Markets” are those countries whose sovereign debt is rated not less than Baa3 by Moody’s Investors Service (“Moody’s”) or BBB- by Standard & Poor’s Ratings Group (“S&P”). “Sub-Investment Grade Developing Markets” are those countries that are not Developed Markets or Investment Grade Developing Markets. These classifications are flexible and may be amended to take into account the dynamic positions of countries within the global economy.~~

~~5.~~	d. The maximum exposure to issuers in any one Developed Market would be up to 25% of the Fund’s total assets. The maximum exposure to issuers in any one Investment Grade Developing Market would be up to 20% of the Fund’s total assets. The maximum exposure to issuers in any one Sub--Investment Grade Developing Market would be up to 15% of the Fund’s total assets. These proposed limits are similar to the Fund’s current investment policy, except the proposed limits feature more nuanced classifications: currently, investment in emerging market countries or currencies is capped at 15% of the Fund’s total assets without regard to the relative stability or credit quality of the market. The new “Investment Grade Developing Market” classification explicitly allows the Fund to take such considerations into account and make slightly more significant investments in Investment Grade Developing Markets. Furthermore, the proposal decouples exposure limits to currencies (described in the next paragraph ~~6~~) from exposure limits to markets. To a certain extent, this would allow the Fund to manage currency risks separately from other risks specific to a particular market.

~~6.~~	e. The maximum exposure to the currency of any one Developed Market would be up to 25% of the Fund’s total assets; provided, however, the Fund may exceed this limitation with respect to the U.S. dollar (1) when investing for temporary defensive purposes, (2) in anticipation of paying a dividend or distribution, or (3) in anticipation of redeeming the AMPS or repaying any then-outstanding borrowings. The maximum exposure to the currency of any one Investment Grade Developing Market would be up to 20% of the Fund’s total assets. The maximum exposure to the currency of any one Sub -Investment Grade Developing Market would be up to 15% of the Fund’s total assets.

~~7. In order to allow the Fund greater access to higher yield investments, the Investment Manager and Investment Adviser have proposed that the minimum market value weighted average credit quality of the Fund’s investments (or the issuers of those investments) be rated not less than Baa2 by Moody’s, or BBB by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or, if unrated, judged by the Investment Manager to be of equivalent quality. Up to 40% of the Fund’s investments (or the issuers of those investments) would be permitted to be rated below investment grade at the time of investment; that is rated below Baa3 by Moody’s or BBB_ by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or if unrated, judged by the Investment Manager to be of equivalent quality. This would allow the Fund greater flexibility to choose high-yield investments while consistently maintaining an investment grade average credit quality.~~

~~8. The Investment Manager and Investment Adviser have also proposed to make “non-fundamental” those sections of the investment policies relating to the credit quality of the Fund’s investment policies (see Proposal 3(B)).~~

~~9.~~

f. In order to allow the Fund to manage more geographically diversified investments, the ~~Investment Manager and Investment Adviser have proposed to allow the~~ Fund would be allowed to invest in derivatives up to the limits allowed under the 1940 Act.~~,~~ subject to certain restrictions imposed by the Board from time to time. The use of derivatives allows the

Fund to manage interest rate risk, credit risk and currency risk and replicate or substitute a particular security. The ~~Fund’s investment policies place~~ limits on the Fund’s use of derivatives imposed by the Board are disclosed in Appendix A.

The entire text of the Fund’s investment objectives, investment policies and investment restrictions as they will read ~~upon amendment~~if stockholders approve Proposals 3(A), 3(B), 4(A) and 4(B) is annexed as Appendix A hereto.~~Both Proposal 3(A) and Proposal 3(B) require separate stockholder votes. If Proposal 3(A) is approved but Proposal 3(B) is not, then Proposal 3(A) will be implemented and Proposal 3(B) will not, and vice versa. However, the Fund will not implement the other amendments described above relating to the classification of the Fund’s assets as Developing Market, Investment Grade Developing Market and Sub-Investment Grade Developing Market assets, any limits placed on investment in each classification (i.e., paragraphs 1-6 and 9 above) and the proposed concentration policy set forth in Proposal 4(B) unless Proposal 3(A) is approved. The Fund will not implement the amendments described above with respect to credit quality (i.e., paragraphs 7 and 8 above) unless Proposal 3(B) is approved.~~

PROPOSAL 3(A): AMENDMENT TO THE FUND’S INVESTMENT OBJECTIVE

To be able to take advantage of higher interest rates prevailing in those fixed income markets where securities offer higher yields, to have greater investment flexibility and to attain more global diversification, the Board of Directors has approved, subject to approval by the stockholders, a change in the Fund’s principal investment objective, which is a fundamental policy of the Fund.

It is proposed that the portion of the Fund’s investment objective which now reads:

The Fund’s investment objective is to provide high current income by investing primarily in fixed–income securities denominated in the Commonwealth Currencies.

be amended to read as set forth below:

The Fund’s investment objective is to provide high current income by investing primarily in fixed income securities.

Board Considerations

In considering whether to recommend to stockholders that the Fund’s principal investment objective be amended, the Board took into account that expanding the Fund’s investment in developing market issuers may allow the Fund access to issuers offering interest rates currently significantly higher than prevailing rates in the United States, the Commonwealth countries, or other Developed Markets, and that this could provide a means of improving the Fund’s return. Furthermore, amendment of the principal investment objective would allow the Fund to ~~modify its investment policies to~~ focus on investments, the Investment Manager deems attractive, wherever issued and without regard to the currency in which they are denominated, and become more globally diversified. The focus of the current principal investment objective on fixed income securities issued in Commonwealth Currencies is a legacy of the Fund’s prior name “The First Commonwealth Income Fund, Inc.” and no longer reflects the Fund’s global approach to investment.

The Board considered the risks involved as well. Investment in certain fixed income markets, especially in developing markets, may expose the Fund to greater interest rate risk, currency risk, credit risk, political and economic risk and liquidity risk than is currently the case. These risks, as well as risks associated with less transparent accounting and auditing standards and less developed legal systems, can, the Board recognized, increase the likelihood that losses in net asset value more than offset the positive effect of higher yields that may be available in these markets. In addition, the Board noted that the Fund’s total investment return may be expected to become more volatile, and that any leverage taken on by the Fund, including its outstanding AMPS could exacerbate this increased volatility. For further discussion of risks in relation to the types of securities to be held by the Fund if these proposals are approved by stockholders, see Appendix B.

The Board took into account that, under the Fund’s proposed investment policies, a minimum of 60% of the Fund’s total assets would be invested in Developed Markets and Investment Grade Developing Markets and that at least 60% of the Fund’s investments (or issuers of those investments) would be rated not less than Baa3 by Moody’s or BBB- by S&P. It also considered the fact that investors who do not wish to assume the greater risk associated with investment in developing markets would be able to sell their holdings to investors who seek higher yields, while accepting the concomitant increase in risk. In reaching its decision to recommend that stockholders approve the proposed amendment to the Fund’s principal investment objective, the Board determined that such action would be in the best interests of the Fund and the Fund’s stockholders.

The Board of Directors recommends that stockholders vote “FOR” Proposal 3(A).

PROPOSAL 3(B): AMENDMENT TO THE FUND’S INVESTMENT POLICIES RELATING TO

CREDIT QUALITY OF INVESTMENTS

The Board has also approved, subject to the approval of the stockholders, amendments to the Fund’s investment policies with respect to the average credit quality of the Fund’s investments and the amount of the Fund’s investments that may be placed in sub-investment grade investments. These policies are currently fundamental but would no longer be fundamental following stockholder approval. The amendments would allow the Fund greater flexibility to pursue higher yield investments. To that end, the Board of Directors has approved, subject to the approval by the stockholders, amending that portion of the Fund’s investment policy which currently reads:

The Fund’s… policies with respect to the credit quality of its assets set forth below… are fundamental policies that may not be changed without the approval of the holders of a majority of the outstanding shares of the Common Stock and the Preferred Stock, voting together as a single class, as well as by the holders of a majority of the outstanding shares of the Fund’s Preferred Stock voting as a separate class…. The market value weighted average of the Fund’s investments (or the issuers of those investments) will be rated not less than A2 by Moody’s, or A by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or, if unrated, judged by the Investment Manager to be of equivalent quality. Up to 15% of the Fund’s investments (or the issuers of those investments) may be rated below investment grade at the time of investment; that is rated below Baa3 by Moody’s or BBB~~-~~– by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or if unrated, judged by the Investment Manager to be of equivalent quality. All of the Fund’s investments (or the issuers of those investments) must be rated, at the time of investment, B3 or better by Moody’s, or B~~-~~– or better by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or if unrated, judged by the Investment Manager to be of equivalent quality.

to read as set forth below:

The market value weighted average credit quality of the Fund’s investments (or the issuers of those investments) will be rated not less than Baa2 by Moody’s, or BBB by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or, if unrated, judged by the Investment Manager to be of equivalent quality. Up to 40% of the Fund’s investments (or the issuers of those investments) may be rated below investment grade at the time of investment; that is rated below Baa3 by Moody’s or BBB~~_~~– by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or if unrated, judged by the Investment Manager to be of equivalent quality. All of the Fund’s investments (or the issuers of those investments) must be rated, at the time of investment, B3 or better by Moody’s, or B~~_~~– or better by S&P, or comparably rated by another appropriate nationally or internationally recognized rating agency, or if unrated, judged by the Investment Manager to be of equivalent quality. While the credit quality of each of the Fund’s investments is evaluated at the time of investment, the credit quality of the Fund’s portfolio may be reviewed from time to time and adjusted accordingly.

Board Considerations

~~Foremost, the~~The Board noted that Proposal 3(B) offers the Fund greater flexibility to respond to changing market circumstances. When the Fund requires higher yields than currently prevailing rates to maintain a high level of current income or it identifies attractive high yield opportunities at any time, the Fund would be able to dedicate a greater proportion of investment to high-yield fixed income securities; this could provide a means of improving the Fund’s return. However, the Board noted that this may expose the Fund to a concomitant greater credit risk and liquidity risk than is currently the case. The higher yields offered by such securities could be outweighed by such increased risks. For a discussion of risks in relation to these proposals, see Appendix B.

The Board considered that, under the Fund’s proposed investment policies, at least 60% of the Fund’s investments (or issuers of those investments) would be rated not less than Baa3 by Moody’s or BBB- by S&P. It also noted that investors who do not wish to assume the greater risk associated with higher yield fixed income securities would be able to sell their holdings to investors who seek higher yields, while accepting the concomitant increase in risk.

If this Proposal 3(B) is approved, the Fund’s investment policies regarding the credit quality of the Fund’s investments would go from being fundamental (i.e., changeable only by vote of the stockholders) to being non-fundamental (i.e., changeable by the Board of Directors without the approval of stockholders). The Board’s ability to make any further adjustments to the credit quality restrictions applicable to the Fund is currently limited by the requirements of the terms of the AMPS.

In reaching its decision to recommend that stockholders approve the proposed amendment of the Fund’s investment policies with respect to the credit quality of the Fund’s investments, the Board determined that such action would be in the best interests of the Fund and the Fund’s stockholders.

The Board of Directors recommends that stockholders vote “FOR” Proposal 3(B).